Exhibit 99.1

Supercom Announces Fourth Quarter and Full Year 2005 results
2005 Revenue Grew 15% Year-over-Year
Expects 2006 Revenue Growth of Approximately 20% and Break-Even by Year End

Qadima, Israel, February 23, 2006 – SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced its fourth quarter and full year 2005 results.

Revenues for the year were $8.5 million, representing growth of 15% over revenues of US$7.3 million as reported for 2004. Gross profit for 2005 was US$3.9 million compared with $3.6 million for 2004. Pro-forma gross profit for the year reached $4.2m representing gross margin of 49.3% compared with $3.6m or gross margins of 49.2% in 2004.

Operating loss for 2005 was $3.9 million compared to a loss of $1.6 million in 2004. Pro-forma operating loss for 2005 was $3 million. Net loss for the year was $4.0 million, or ($0.21) per diluted share compared with $1.9 million, or ($0.13) per diluted share for 2004. Pro-forma net loss for 2005 was $3.0 million, or ($0.16) per diluted share.

Fourth quarter revenues were $1.6 million, 53% below last year’s fourth quarter revenue of $3.5 million and 22% below previous quarter revenue. The reason for the drop in revenues was due to shifts in timing of revenue recognition from projects between quarters, which had already been anticipated by the Company and was included in the guidance issued.

Fourth quarter net loss was $966 thousand, or $(0.05) per diluted share compared with a net income of $451 thousand, or $0.02 per diluted for the quarter of 2004. Pro-forma net loss for the quarter was $679 thousand, or ($0.03) per diluted share.

During 2005, the company generated three one-time expenses. These include restructuring expenses of $496 thousand, litigation settlement expenses of $129 thousand and an inventory write-off of $287 thousand in the fourth quarter. Pro-forma figures exclude these one-time expenses. A full pro-forma statement of operation that excludes the effect of these expenses has been provided, for analysis purposes, in this press release.

The company had cash, short term deposits and marketable securities totaling $4 million at the end of 2005. Operating cash flow in the fourth quarter was negative $196 thousands; a significant decrease compared with the third quarter’s operating cash flow of negative $804 thousands. This reduction was achieved partially due to the cost reduction plan that was completed during the third quarter.

Recent Developments:

•
The award of a tender to provide the technology for a biometric passport issuing and control system for a country in Western Europe. The implementation of the project is expected to start during first quarter of 2006.

•
The introduction of a new technology and solution for active tracking of people and assets, and the establishment of a new subsidiary, which will focus on this growing market. The new technology expands Supercom's Homeland Security offerings through a Wireless Asset Tracking System for strategic and high value items.

•	The joining of R. James Woolsey, former Director of Central Intelligence and one of America's preeminent authorities on security issues, to the newly created Advisory Board as Chairman.
•
The award by Green Science International Ltd., a distributor of health products in Hong Kong, China and Asia Pacific, to customize its e-Living Contactless Smart Card System and integrate it into Green Science's Retailer CRM (Customer Relationship Management) Membership and Loyalty solution.

•
The completion of a $3.0 million private equity financing to US institutional and private investors. This investment was led by Special Situation Funds, a leading micro-cap investment group which invested $2.5 million to become the Company's largest investor.

Avi Schechter, CEO of Supercom, said, “Although 2005 was a challenging year for us, mainly due to the effort and expenses that we put into the GPO project that did not bring the expected results for reasons beyond our control, we were able to grow our sales by 15%. This is a testimony for the strength of our products and our presence in both governmental and commercial markets.”

Mr. Schechter continued, “Looking forward, we are entering 2006 with a solid backlog and significant growing demand for our products and services in new and existing markets, lower expenses and a strong balance sheet. The good signs that we get from new and existing clients provide us with a good visibility going forward into 2006.”

Mr. Eyal Tuchman, CFO of Supercom added, “Our forecast for 2006 is for revenues to be in the range of $10.0-10.8 millions, with the majority of the growth expected to come in the second half of the year. Thanks to the cost cutting done in 2005 and the anticipated increase in our revenues, we believe that we will reach breakeven towards the end of 2006.”

Conference Call
The Company will host a conference call today at 11:00am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

The call can be accessed by dialing:
US Dial-in Number: 1 866 744 5399
UK Dial-in Number: 0 800 917 4613
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Supercom’s website, at: www.supercomgroup.com. In addition, there will be a telephone replay available for two days following the call. The replay numbers are: 1 866 276 1002 (US); 0 800 169 8104 (UK) and +972 3 925 5925 (International).

About SuperCom
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, Mr. Schecter’s and Mr. Tuchman’s statements regarding our strategic reorganization plan and our statements as to guidance for 2006 are forward-looking statements. Forward-looking statements in this release also include statements about business and economic trends.

You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally,

All information in this release is as of February 23, 2006. Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

Investor Relations Contacts: Ehud Helft / Kenny Green Ehud.Helft@gkir.com / kenny.green@gkir.com GK Investor Relations 1 866 704 6710	Company Contact: Eyal Tuchman, CFO eyalt@supercomgroup.com SuperCom, Ltd. +972 9 889 0805

FINANCIAL TABLES FOLLOW

FOR IMMEDIATE RELEASE
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2004	2005
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,894	$2,294
Short-term deposit	1,482	1,088
Marketable securities	-	650
Trade receivables	1,463	1,053
Other accounts receivable and prepaid expenses	1,250	733
Inventories	2,165	2,205

Total current assets	9,254	8,023

LONG-TERM INVESTMENTS:
Long term trade receivables	247	209
Investment in an affiliated company	275	275
Severance pay fund	428	492

Total long-term investments	950	976

PROPERTY AND EQUIPMENT, NET	3,641	3,210

INTANGIBLE ASSETS	93	67

TOTAL ASSETS	$13,938	$12,276

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2004	2005
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$1,022	$855
Trade payables	1,135	770
Employees and payroll accruals	357	322
Accrued expenses and other liabilities	1,745	1,271

Total current liabilities	4,259	3,218

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	-	195
Accrued severance pay	564	616

Total long-term liabilities	564	811

Shareholders' equity	9,115	8,247

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	$13,938	$12,276

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

Year ended December 31,		Three months ended December 31,
2004	2005	2004	2005

Unaudited

Revenues	$7,344	$8,462	$3,453	$1,605
Cost of revenues	3,730	4,293	1,369	725
Inventory write-off	-	287	-	287

Gross profit	3,614	3,882	2,084	593

Operating expenses:
Research and development	845	1,182	227	224
Selling and marketing	2,445	3,003	730	553
General and administrative	1,955	2,968	572	739
Restructuring expenses	-	496	-	-
Litigation settlement expenses	-	129	-	-

Total operating expenses	5,245	7,778	1,529	1,516

Operating income (loss)	(1,631)	(3,896)	555	(923)
Financial expenses, net	(214)	(25)	(97)	(19)
Other expenses, net	(27)	(30)	(7)	(24)

Net Income (loss)	$(1,872)	$(3,951)	$451	$(966)

Basic net income (loss) per share	$(0.13)	$(0.21)	$0.03	$(0.05)
Diluted net income (loss) per share	$(0.13)	$(0.21)	$0.02	$(0.05)

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	14,590,346	18,563,943	17,114,044	19,370,871
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	14,590,346	18,563,943	20,356,003	19,370,871

* PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

Year ended December 31,		Three months ended December 31,
2004	2005	2004	2005

Unaudited

Revenues	7,344	8,462	3,453	1,605
Cost of revenues	3,730	4,293	1,369	725

Gross profit	3,614	4,169	2,084	880

Operating expenses:
Research and development	845	1,182	227	224
Selling and marketing	2,445	3,003	730	553
General and administrative	1,955	2,968	572	739

Total operating expenses	5,245	7,153	1,529	1,516

Operating income (loss)	(1,631)	(2,984)	555	(636)
Financial expenses, net	(214)	(25)	(97)	(19)
Other expenses, net	(27)	(30)	(7)	(24)

Net income (loss)	(1,872)	(3,039)	451	(679)

Basic net income (loss) per share	$(0.13)	$(0.16)	$0.03	$(0.03)
Diluted net income (loss) per share	$(0.13)	$(0.16)	$0.02	$(0.03)

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	14,590,346	18,563,943	17,114,044	19,370,871
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	14,590,346	18,563,943	20,356,003	19,370,871

The Pro-Forma Consolidated Statements of Operations for the year ended December 31, 2005 exclude restructuring expenses, litigation settlement expenses and inventory write-off totaling $496,000, $129,000 and $287,000 respectively and for the three-month period ended December 31, 2005 exclude inventory write-off totaling $287,000.

To supplement our condensed consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), the Company is providing an additional measure of operating results excluding certain expenses. The above Pro-Forma information is for informational purposes only. The Company believes that this non-GAAP financial measure is useful to investors because of the, non-recurring nature of the expenses. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2004	2005	2004	2005
	Unaudited
Cash flows from operating activities:
Net Income (loss)	$(1,872)	$(3,951)	$451	$(966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	338	772	80	16
Accrued severance pay, net	33	(12)	19	(1)
Amortization of deferred stock compensation	9	55	2	12
Decline in market value below cost of marketable debt securities	7	-	-	-
Decrease (increase) in trade receivables	(398)	448	(221)	118
Decrease (increase) in other accounts receivable and prepaid expenses	(403)	517	(346)	83
Decrease (increase) in inventories	814	(40)	538	192
Increase (decrease) in trade payables	(31)	(365)	321	144
Increase (decrease) in employees and payroll accruals	51	(35)	50	20
Increase (decrease) in accrued expenses and other liabilities	747	(407)	494	186
Others	1	-	1	-

Net cash used in operating activities	(704)	(3,018)	1,389	(196)

Cash flows from investing activities:
Purchase of property and equipment	(1,088)	(315)	(756)	(40)
Proceeds from sale of property and equipment	1	-	1	-
Acquisition of intangible assets	(37)	-	(9)	-
Proceeds (Investment) in short-term deposits, net	578	394	(77)	(14)
Investment in marketable Securities, net	-	(650)	-	(650)
Proceeds from redemption of marketable debt securities	110	-	-	-

Net cash provided by (used in) investing activities	(436)	(571)	(841)	(704)

Cash flows from financing activities:
Short-term bank credit, net	(1,122)	120	(619)	139
Proceeds from long-term loan	400	500	-	-
Issuance expenses related to conversion of loan into shares	-	-	-	-
Proceed from private placement, net	3,507	2,742	741	2,742
Issuance of shares	10	10	2	10
Principle payment of long-term loan	(574)	(592)	(152)	(107)
Proceed from exercise of warrant and options, net	84	209	-	-

Net cash provided by (used in) financing activities	2,305	2,989	(28)	2,784

Increase (decrease) in cash and cash equivalents	1,165	(600)	520	1,884
Cash and cash equivalents at the beginning of the period	1,729	2,894	2,374	410

Cash and cash equivalents at the end of the period	$2,894	$2,294	$2,894	$2,294

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$128	$87	$27	$20
Supplemental disclosure of non-cash investing activities:
Transfer of inventory to property and equipment	$1,117	$-	$1,047	$-
Transfer of trade receivable to inventory	$860	$-	$860	$-
Conversion of loan to ordinary shares	$25	$-	$-	$-
Other accounts receivable on issuance of shares	$-	$-	$-	$-
Accrued expenses related to issuance of shares	$176	$109	$176	$109